As filed with the Securities and Exchange Commission on February 5, 2007

Registration No. 333-13514

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1

TO THE FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

RYANAIR HOLDINGS PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of Ireland
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-11568).

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19
(iii) The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 16, 17 and 19
(v) The sale or exercise of rights	Articles number 14, 15, 16 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 24
(x) Limitation upon the liability of the depositary	Articles number 15, 19, 20 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of May 29, 1997, as amended and restated as of February 28, 2000, as amended and restated as of May 16, 2001, and as further amended and restated as of __________, 2007, among Ryanair Holding plc, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Ryanair Holdings plc and The Bank of New York relating to pre-release activities.  - Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, February 5, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Nominal Value 2.54 Euro cents each, of Ryanair Holdings plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Ryanair Holdings plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dublin, Ireland on February 5, 2007.

Ryanair Holdings plc

By:

/s/ Howard Millar
Name:  Howard Millar
Title:    Deputy Chief Executive and Chief

                      Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on February 5, 2007.

/s/ David Bonderman Name: David Bonderman Director	/s/ Howard Millar Name: Howard Millar Principal Financial Officer and Principal Accounting Officer
/s/ T. Anthony Ryan Name: T. Anthony Ryan Director	/s/ Michael O’Leary Name: Michael O’Leary Principal Executive Officer
/s/ Michael Horgan Name: Michael Horgan Director	/s/ Emmanuel Faber Name: Emmanuel Faber Director
/s/ Kyran McLaughlin Name: Kyran McLaughlin Director	/s/ Klaus Kirchberger Name: Klaus Kirchberger Director
/s/ James Osborne Name: James Osborne Director
/s/ Paolo Pietrogrande Name: Paolo Pietrogrande Director

AUTHORIZED U.S. REPRESENTATIVE

THE BANK OF NEW YORK

as Authorized U.S. Representative

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of May 29, 1997, as amended and restated as of February 28, 2000, as further amended and restated as of May 16, 2001, and as further amended and restated as of __________, 2007, among Ryanair Holding plc, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder